MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Radius Gold Inc. (the “Company”)

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

January 7, 2015

ITEM 3:

NEWS RELEASE

January 7, 2015 via Marketwire

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company has announced a proposed change of business.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company has announced that it is proposing a change of business from a Mining Issuer to an Investment Issuer (the “Proposed COB”).

Summary of the Proposed COB

In light of the current state of the mineral exploration and mining sector and given the expertise and skill sets of the members of the Board of Directors and Management, the Management and Board of the Company believe that the ideal allocation of the Company’s working capital would be within the framework of a resources-focused investment company, while maintaining a limited number of mineral projects for direct exploration activities.  For those reasons, the Management and Board have proposed that the Company complete the Proposed COB.

There will be no changes in the Management or Board of Directors of the Company as a result of the Proposed COB.  The Proposed COB is an “arm’s length transaction” for the purposes of the TSX Venture Exchange (“TSXV”) and is subject to TSXV approval.  The Company will be applying to the TSXV for a waiver of the TSXV’s sponsorship and escrow requirements.

Proposed Investment Policy

As required by the TSXV’s listing requirements for an Investment Issuer, the Company will adopt an investment policy to govern its investment activities.  The investment policy will set out, among other things, the investment objectives and strategy based on the fundamental principles set out below.  The final investment policy will be posted on the Company’s website and filed on SEDAR prior to the completion of the Proposed COB.

Investment Objectives

The Company’s investment objectives are to seek:

a)

a high return on investment opportunities, primarily in the natural resources sector; and

b)

to preserve capital and limit downside risk while achieving a reasonable rate of return by focusing on opportunities with attractive risk to reward profiles.

The Company does not anticipate the declaration of dividends to shareholders during its initial stages and plans to reinvest the profits of its investments to further the growth and development of the Company’s investment portfolio.

Investment Strategy

In light of the numerous investment opportunities across the entire natural resources sector, the Company aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment.  This approach is demonstrated in the Company’s proposed investment strategy set out below.

Investment Sector:

Natural resources industry.  All commodities that can be classified as natural resources may be considered for investment purposes, including, but not limited to, minerals, metals, petroleum, forestry and industries that derive their value from natural resources, such as power generation, and technologies that are used in the natural resources sector such as drilling and surveillance.

Investment Types:

Equity, debt, royalties, income and commodity streams, derivatives and any other investment structures or instruments that could be acquired or created.

Commodities:

All commodities that comprise natural resources.  Such commodities may include, but are not limited to, precious metals, base metals, ferrous metals, nonferrous metals, industrial metals, non-industrial metals, agricultural minerals, industrial minerals, other minerals, oil, gas, water and forestry products.

Jurisdictions:

All countries are permissible depending on the risk assessment of the Board and Management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

Investment Size:

Unlimited, which may result in the Company holding a control position in a target corporation or possibly requiring future equity or debt financings to raise money for specific investments.

Investment Timeline:

Not limited.

Investment Targets:

Direct project investments either through direct equity in a project, or through a derivative interest such as a royalty, stream or other derivative facility.

Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or derivatives of natural resource assets.

Distressed situations where a change of management or other restructuring is required to realize the value of the asset.

Investment Review:

Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.

Liquidity:

Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio

The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company.

Subject to the availability of capital, the Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Investments

The Company’s current investments consist of:

•

2,826,394 common shares of B2Gold Corp.

•

1,007,406 common shares of Focus Ventures Ltd.

•

8,000,000 common shares and warrants to purchase an additional 2,000,000 common shares of Medgold Resources Corp.

•

9,866,376 common shares of Rackla Metals Inc.

•

$800,000 debenture convertible into a maximum of 16,000,000 common shares of Southern Silver Exploration Corp. (pending TSXV approval)

all of which are public companies.  Future investments by the Company will not be subject to TSXV approval unless it is a non-arm’s length transaction, involves the issuance of securities by the Company, or involves more than 50% of the Company’s working capital or management time.

Shareholder Approval

The Proposed COB requires the approval of the shareholders of the Company.  The Company will hold a meeting of its shareholders (the “Meeting”) in early 2015 to obtain this approval. A majority of shareholders present at the Meeting must approve the Proposed COB for it to proceed.

Further information regarding the Meeting and the Proposed COB will be contained in the management information circular to be prepared and mailed to the Company’s shareholders in respect of the Meeting.  A copy of the circular will also be filed on SEDAR.

Completion of the Proposed COB is subject to a number of conditions, including TSXV acceptance and shareholder approval.  The Proposed COB cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed COB will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Circular to be prepared in connection with the Proposed COB, any information released or received with respect to the Proposed COB may not be accurate or complete and should not be relied upon.  Trading in the securities of the Company should be considered highly speculative.

The TSXV has in no way passed upon the merits of the Proposed COB and has neither approved nor disapproved the contents of this press release.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

Simon Ridgway, President and CEO

Telephone: 604-801-5432

ITEM 9:

DATE OF REPORT

January 7, 2015